Exhibit 99.1
Trilogy International Partners Announces Class C Unit Redemption Request

BELLEVUE, Washington (August 31, 2021) -- Trilogy International Partners Inc. (“TIP Inc.”) (TSX:TRL), an international wireless and fixed broadband telecommunications operator, today announced that its subsidiary, Trilogy International Partners LLC (“Trilogy LLC”) has requested that holders of Trilogy LLC’s Class C Units consider exercising their contractual right to redeem such Class C Units. Pursuant to the terms of the Trilogy LLC operating agreement, Class C Unit holders will receive one TIP Inc. common share (a “Common Share”) for each Trilogy LLC Class C Unit that they tender for redemption. If all outstanding Class C Units are redeemed, an aggregate of 26,419,635 Common Shares will be issued.

SG Enterprises II, LLC ("SG"), the holder of 16,173,090 Class C Units and an affiliate of John W. Stanton and Theresa E. Gillespie, Directors of TIP Inc., and Bradley J. Horwitz, the holder of 1,353,739 Class C Units and a Director and the Chief Executive Officer of TIP Inc., have informed Trilogy LLC that they intend to redeem their respective Class C Units pursuant to Trilogy LLC's request. SG and Mr. Horwitz have advised TIP Inc. that they currently have no intention to sell any of the TIP Inc. common shares that they hold today or that they will receive in connection with the redemption of their Trilogy LLC Class C Units. After giving effect to the anticipated redemption of such Class C Units by SG and Mr. Horwitz, 8,892,806 Class C Units would remain outstanding. In the event that fewer than 1,966,745 Class C Units are outstanding after additional voluntary redemptions, Trilogy LLC will be required to redeem the remaining Class C Units outstanding for an equivalent number of Common Shares. The Trilogy LLC operating agreement states that any Trilogy LLC Class C Units outstanding on February 7, 2024 will be converted into Common Shares at that time.

The Common Shares are being offered in a private offering exempt from the registration requirements of the United States Securities Act of 1933, as amended (the "Securities Act"). The initial issuance of the Common Shares to holders redeeming their Class C Units will not be registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent an effective registration statement or an applicable exemption from, or a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

However, pursuant to a registration statement filed by TIP Inc. on Form F-10, effective August 29, 2019 (the "Registration Statement"), Common Shares issued by TIP Inc. in connection with the redemption of Class C Units are freely tradeable in accordance with the Registration Statement. In light of the fact that the Registration Statement expires on September 28, 2021, TIP Inc. intends to file a new registration statement so that Common Shares issued in connection with both past and future redemptions of Trilogy Class C Units will be freely tradeable.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the Common Shares, nor does it constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. Any offer of the Common Shares by TIP Inc. will be made only by means of offering materials distributed solely to the holders of the Class C Units.

Cautionary Statements Regarding Forward Looking Information

Certain information contained in this news release may be “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America. Forward-looking information and forward-looking statements are often, but not always identified by the use of words such as "expect", "anticipate", "believe", "foresee", "could", "estimate", "goal", "intend", "plan", "seek", "will", "may" and "should" and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, the expected redemption of Class C Units of Trilogy LLC and issuance of Common Shares of TIP Inc. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements.

Please see “Risks Factors” in our Annual Report available under the Company’s profile at www.sedar.com, which is also included with the Company’s Annual Report on Form 20-F under the Company’s profile at www.sec.gov, for information on the risks and uncertainties associated with our business. Readers should not place undue reliance on forward-looking information and statements, which speak only as of the date made. The forward-looking information and statements contained in this release represent our expectations as of the date of this release. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

About Trilogy International Partners Inc.

Trilogy International Partners Inc. (TSX:TRL) is the parent company of Trilogy LLC, a wireless telecommunications operator formed by wireless industry pioneers John Stanton, Theresa Gillespie and Brad Horwitz. Trilogy LLC's founders have an exceptional track record of successfully buying, building, launching and operating communication businesses in 15 international markets.

Trilogy LLC currently provides wireless communications services through its operating subsidiaries in New Zealand and Bolivia. Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA.

For more information, visit www.trilogy-international.com.

CONTACT:
Trilogy International Partners Inc.
Ann Saxton
Vice President, Investor Relations & Corporate Development
+1 (425) 458-5900